Exhibit 10.42

COMMERCIALIATION Agreement RE PRO-ENZYME TECHNOLOGY

This Agreement is entered into on between:

(1)	PROPANC PTY LTD. a company registered in Australia under number ACN 127 984 098, whose registered office is at Glen Iris, Victoria 3146, Australia (“Propanc”); and

(2)	UNIVERSITY OF BATH, incorporated by Royal Charter and having an office and place of business at Claverton Down, Bath, BA2 7AY, United Kingdom ( “Bath”)

collectively referred to as the “Parties” and individually as a “Party”.

WHEREAS:

(A)	Propanc has previously sponsored a collaborative research project at Bath to investigate the cellular and molecular mechanisms underlying the potential clinical application of Propanc’s proprietary preparation in pro-enzyme form of pancreatic enzymes.

(B)	Under the terms of the contract in respect of that project (effective 18th July 2008) Bath owns the intellectual property in the project results (with Propanc having certain rights to the same). Ownership of intellectual property in Propanc’s proprietary application existing prior to the commencement of the research project remained unaffected.

(C)	The Parties wish to establish a means for filing and prosecuting one or more patent applications which incorporate both intellectual property of Propanc and Bath, and to agree terms for the commercialisation of the same and for sharing income derived from such commercialisation.

(D)	The Parties have therefore agreed patenting, commercialisation and revenue sharing arrangements on the terms as set out below.

NOW IT IS HEREBY AGREED as follows:

1	DEFINITIONS

1.1	In this Agreement unless the context otherwise requires the following words and expressions shall have the following meanings:

Additional Field	Any field of use other than the Field which is identified by Propanc to Bath in accordance with clause 4.1.

Affiliate	In relation to a Party, means any entity or person that Controls, is Controlled by, or is under common Control with that Party.

Bath Inventor	Dr David Tosh of Bath’s Department of Biology and Biochemistry, being an employee of Bath.

Bath Net Revenues	(i) the amount of any and all monetary payments (excluding Value Added Tax and any other applicable sales taxes) and the value of any and all non-monetary payments received by Bath or any Affiliate of Bath in relation to the development or sub-licensing (including the grant of any option over a sub-licence) of any of the Patents; and (ii) Net Sales Value in respect of Licensed Products sold by Bath or any Affiliate of Bath. However, Bath Net Revenues shall not include any payment (cash or in-kind) obtained by Bath or any Affiliate of Bath in respect of academic research or teaching regarding the Patents.

Control	(a) direct or indirect beneficial ownership of 50% (or, outside a Party’s home territory, such lesser percentage as is the maximum permitted level of foreign investment) or more of the share capital, stock or other participating interest carrying the right to vote or to distribution of profits of that Party; or (b) to possess, directly or indirectly, the power to direct the management or policies of an entity, whether through ownership of voting securities or by contract relating to voting rights or corporate governance.

Commencement Date	The date of this Agreement.

Confidential Information	All proprietary information of a Party relating to the Technology and/or the Patents, including the business, licensing, patent prosecution, engineering, drawings, process and technical information relating thereto.

Disclosing Party	Has the meaning specified at Clause 5.1 of this Agreement.

Field	Use of pancreatic pro-enzymes in cancer therapies.

Licence Agreement	Any agreement(s) entered into by Propanc or an Affiliate of Propanc with a third party (including an Affiliate of Propanc) which grants such third party (i) the right to make, use, import, sell and/or otherwise dispose of products or processes within any claim of any Patent anywhere in the Territory; and/or (ii) which grants such third party a right to sub-license (including an option over a sub-licence) any of the Patents anywhere in the Territory.

Licensee	Any third party (including an Affiliate of Propanc) that enters into a Licence Agreement with Propanc or an Affiliate of Propanc.

Licensee Net Revenue	(i) the amount of any and all monetary payments (excluding Value Added Tax and any other applicable sales taxes) and the value of any and all non-monetary payments received by each Licensee in respect of the development and/or sub-licensing (including an option over a sub-licence) of any of the Patents; and (ii) any and all Net Sales Value in respect of Licensed Products sold by that Licensee.

Licensee Payments	Any and all upfront payments, milestone payments, success payments, periodic licence fees, minimum payments and other lump sum payments of a similar nature, that are not derived as a royalty on Net Sales Value and are not a reimbursement of patent expenses actually incurred by Propanc or any Affiliate of Propanc, received by Propanc or any Affiliate of Propanc from each and every Licensee.

Licensed Products	Any and all products or services that are made, sold, or otherwise supplied and which are within any Valid Claim of the Patents or which contain components which are within any Valid Claim of the Patents.

Net Revenues

a) Net Sales Value in respect of Licensed Products sold by Propanc or any Affiliate of Propanc; and

b) Licensee Net Revenue;

Provided always that in the event any Affiliate of Propanc receives Net Sales Value under both (a) and (b) above (because that Affiliate is also a Licensee), only Net Sales Value under (a) above shall count as Net Revenues.

Net Sales Value

The invoiced price of Licensed Products sold in arm’s length transactions exclusively for money or, where the sale is not at arm’s length or exclusively for money, the price that would have been so invoiced if it had been at arm’s length and exclusively for money, after deduction of all documented:

a) normal trade discounts actually granted and any credits actually given for rejected or returned Licensed Products;

b) costs of packaging, insurance, carriage and freight, provided in each case that the amounts are separately charged on the relevant invoice;

c) value added tax or other sales tax; and

d) import duties or similar applicable levies;

provided that such deductions do not exceed reasonable and customary amounts in the markets in which such sales occurred.

Original Research	A collaborative research project undertaken by the Parties to investigate the cellular and molecular mechanisms underlying the potential clinical application of Propanc Background, such project being more particularly described at Schedule 1 attached.

Original Research IP	Intellectual property in the results identified or first reduced to practice or writing in the course of the Original Research.

Patents	Any and all patents and patent applications made and/or granted claiming the Technology (or any part of it) including any continuations, continuations in part, extensions, reissues, division, and any patents, supplementary protection certificates and similar rights that are based on or derive priority from the foregoing.

Propanc Background	Propanc’s proprietary preparation of pancreatic enzymes in pro-enzyme form.

Propanc Inventor	Dr Julian Kenyon, being a founder and director of Propanc.

Receiving Party	Has the meaning specified at Clause 5.1 of this Agreement.

Research Use	Rights to use the Patents (and the Technology) for academic research and teaching and to sublicense the Patents (and the Technology) for the purpose of academic research to the extent that such licence is necessary or desirable in order to carry out that academic research.

Technology	Propanc Background and Original Research IP.

Territory	Worldwide.

Valid Claim	A claim of any Patent that has not expired or been held invalid or unenforceable by a court of competent jurisdiction in a final and non-appealable judgement.

2	DURATION

2.1	This Agreement shall come into force on the Commencement Date and will unless terminated earlier in accordance with Clause 12 continue in full force and effect until the date on which all of the Patents across the Territory have been held invalid or abandoned, or the date of expiration of the last to expire of the Patents.

3	PATENTING

3.1	Bath grants Propanc the exclusive right to prepare, file, prosecute, maintain, re-examine and reissue the Patents, at Propanc’s sole cost and expense, subject to the terms and conditions of this Agreement.

3.2	Propanc shall file the Patents with Bath and Propanc as joint proprietors.

3.3	Subject to applicable patent law, Propanc shall ensure that the Bath Inventor and the Propanc Inventor are named as joint inventors on the Patents.

3.4	Propanc shall (provided it consults with Bath) determine patenting strategy and shall do so diligently so as to secure the broadest monopoly reasonably possible. Propanc shall promptly notify Bath in writing of all such decisions from time to time.

3.5	Propanc shall ensure that Bath shall receive copies of all correspondence to and from Patent Offices in respect of the Patents, including copies of all documents generated in or with such correspondence.

3.6	Following both successful completion of a Phase I clinical trial in man (being completion of the final report according to the trial protocol setting out the data generated, collated and analysed during that trial) and commencement of a Phase IIa (Proof of Concept) clinical trial in man (being administration to the first subject properly and correctly recruited in accordance with the trial protocol), in both cases involving the administration of a product or materials within a claim of any of the Patents), Bath shall assign its entire right, title and interest in and to the Patents to Propanc in which case for the avoidance of doubt clause 4.1 shall no longer apply but clauses 4.3, 4.4, 6 and 7 shall continue to apply.

4.	COMMERCIALISATION RIGHTS

4.1	Bath hereby grants to Propanc, subject to the terms and conditions of this Agreement, the exclusive rights and licence to commercialise Bath’s interests in the Patents and any other Original Research IP in the Field in the Territory and in any Additional Field in the Territory as Propanc may notify Bath in writing in advance of any such commercialisation activity from time to time. Subject to clause 4.3, the commercialisation rights granted in this clause 4.1 include the exclusive rights to develop, use, make, import, export, sell, hire or otherwise dispose of to a third party or to offer to do or authorise another person to do any of these in relation to any Licensed Products.

4.2	Even if certain territories might otherwise permit a joint proprietor of any Patent to exploit the same without payment or other compensation to the other joint proprietor(s), any and all exploitation of the Patents by Propanc shall be subject to the terms and conditions of this Agreement.

4.3	Bath reserves for itself (and its employees and students and permitted academic sub-licensees regarding Research Use) the non-exclusive, irrevocable, worldwide, royalty free right to use the Patents for Research Use.

4.4	The Parties confirm that the publication rights of Bath specified in the contract relating to the Original Research made between the Parties with an effective date of 18th July 2008 shall continue in force.

4.5	Propanc shall ensure that all Licensed Products marketed by it and its Affiliates comply with all applicable laws and regulations in each part of the Territory. Propanc shall ensure that each Licensee undertakes at least as equivalent obligations in respect of Licensed Products marketed by that Licensee or permitted to be marketed by that Licensee.

5.	CONFIDENTIAL INFORMATION

5.1	Each Party (“Receiving Party”) undertakes:

5.1.1	to maintain in confidence all Confidential Information obtained from the other Party (“Disclosing Party”) in the course of or in anticipation of this Agreement using reasonable procedures at least equivalent to those used by that Receiving Party to protect its own confidential information of a like nature; and

5.1.2	to use the same exclusively for the purposes of this Agreement (and the Receiving Party shall have the right to disclose the same to its employees, officers and professional advisers who are bound by comparable obligations of confidentiality to the extent that such disclosure is necessary or appropriate for those purposes), and

5.2	The restrictions of clause 5.1 shall not apply to Confidential Information which the Receiving Party can demonstrate by reasonable, written evidence:

5.2.1	was, prior to its receipt by the Receiving Party from the Disclosing Party, in the possession of the Receiving Party and at its free disposal; or

5.2.2	is subsequently disclosed to the Receiving Party without any obligations of confidence by a third party who has not derived it directly or indirectly from the Disclosing Party; or

5.2.3	is or becomes generally available to the public through no default of the Receiving Party or its agents, employees, licensees or contractors; or

5.2.4	the Receiving Party is required to disclose to the courts of any competent jurisdiction, or to any government regulatory agency or financial authority, provided that the Receiving Party shall:

(a)	inform the Disclosing Party as soon as is reasonably practicable, and

(b)	at the Disclosing Party’s request seek to persuade the court, agency or authority to have the information treated in a confidential manner, where this is possible under the court, agency or authority’s procedures; or

5.2.5	which Bath is advised by its information officer that it is required to disclose under the Freedom of Information Act 2000, provided that Bath take all reasonable steps to protect and minimise the disclosure of the Confidential Information.

5.4	Upon termination of the Agreement, the Recipient Party shall, on written request of the Disclosing Party, return to the Disclosing Party any documents or other materials that contain the Disclosing Party’s Confidential Information.

6.	PAYMENTS

Royalties

6.1	Propanc shall pay to Bath a royalty being two (2) per cent of any and all Net Revenues (“Royalty”).

Other Payments

6.2	In addition to payment of the Royalty, Propanc shall pay to Bath five (5) per cent of each and every Licensee Payment (“Additional Sum”)

6.3	All Royalties and Additional Sums due from Propanc to Bath under this clause 6 shall be payable in cash.

6.4	If the Parties disagree as to the cash value of any non-monetary receipt, subject to clause 14.9.2 either Party may refer the disagreement to an independent expert who shall be appointed and act in accordance with the provisions of Schedule 2.

6.5	In the event that a product is sold or otherwise supplied in a finished dosage form containing any Licensed Product in combination with one or more other active therapeutic agents (a “Combination Product”) Net Revenues in respect of such Combination Product will be calculated by multiplying actual Net Revenues of such Combination Product by the fraction A/(A+B) where A is the invoice price of the Licensed Product if sold separately in finished form and B is the invoice price of any other active therapeutic agents in the Combination Product if sold separately in finished form. For the sake of consistency the selling price attributable to the Licensed Product shall be the same whether it is sold singly or as part of a Combination Product. In the event that the Licensed Product or one or more of the active therapeutic agents in the Combination Product are not sold separately then the Parties shall negotiate in good faith a formula for calculating Net Revenues for such Combination Product that reflects the respective contributions of the Licensed Product and such other components of the Combination Product to the overall value of such Combination Product. In the event of failure to agree such a formula, subject to clause 14.9.2 either Party may refer the matter to an independent expert who will be appointed and act in accordance with the provisions of Schedule 2.

6.6	With each statement Propanc is obliged to provide to Bath pursuant to clause 6.9, Propanc shall include true and complete details of all Combination Products sold by it, its Affiliates and other Licensees and how Net Revenues as stated at clause 6.5 has been calculated in respect of those Combination Products. Bath shall be entitled at any time to notify Propanc that Bath disagrees with such calculation and in that case subject to clause 14.9.2 Bath shall be entitled to refer the matter for determination by an independent expert who shall be appointed and act in accordance with the provisions of Schedule 2.

6.7	Royalties and Additional Sums shall be paid by Propanc within 60 days of the end of each half year ending on 30 June and 31 December, in respect of sales of Licensed Products made and in relation to (other) payments of Licensee Net Revenues and Licensee Payments received by Propanc or any Affiliate of Propanc during such half year.

6.8	All sums due under this Agreement:

6.8.1	are exclusive of Value Added Tax which where applicable will be paid by Propanc to Bath in addition;

6.8.2	shall be paid in pounds sterling in cash by transferring the relevant amount to the following account number 00981303 sort code 20-05-06 account name University of Bath held with Barclays Bank plc.

6.8.3	In the case of sales of Licensed Products by Propanc or any Affiliate of Propanc or Licensee Net Revenue or Licensee Payment being received by Propanc or any Affiliate of Propanc in a currency other than pounds sterling, the Royalty and the Additional Sum shall be calculated in the other currency and then converted into equivalent pounds sterling at the buying rate of such other currency as quoted by Barclays Bank plc in London as at the close of business on the last business day of the quarterly period with respect to which the payment is made, less any conversion commissions actually charged by the bank transferring the relevant monies on behalf of Propanc to Bath;

6.8.4	shall be made without deduction of income tax or other taxes charges or duties that may be imposed, except insofar as Propanc is required to deduct the same to comply with applicable laws. The Parties shall co-operate and take all steps reasonably and lawfully available to them, at the expense of Bath, to avoid deducting such taxes and to obtain double taxation relief. If Propanc is required to make any such deduction it shall provide Bath with such certificates or other documents as it can reasonably obtain to enable Bath to obtain appropriate relief from double taxation of the payment in question; and

6.8.5	shall be made by the due date, failing which Bath may charge interest on any outstanding amount on a daily basis at a rate equivalent to three (3) per cent above the Barclays Bank plc base lending rate then in force in London.

6.9	Propanc shall send to Bath at the same time as each Royalty and Additional Sum payment is payable in accordance with Clause 6.7 a statement setting out, in respect of each territory or region in which Licensed Products are supplied and/or any Licence Agreement has been entered into, true and complete details of:

6.9.1	the types of Licensed Product sold by Propanc and each Affiliate of Propanc, the quantity of each type sold, and the total Net Sales Value in respect of each type; and

6.9.2	all Licensee Net Revenues and Licensee Payments in respect of each Licensee including a similar breakdown in respect of Licensed Products supplied by that Licensee if not an Affiliate and details of development and sub-licensing arrangements in respect of any of the Patents;

expressed both in local currency and pounds sterling and showing the conversion rates used, during the period to which the Royalty and Additional Sum payment relates

6.10	Notwithstanding Propanc’s obligation to pay each Royalty and Additional Sum as specified above in this clause 6, if at any time Propanc would prefer to make an upfront payment to Bath to buy-out any obligation to pay all Royalties and Additional Sums falling due in the future (“Buy-out Payment”), Propanc may put an offer of a Buy-out Payment to Bath which Bath shall accept unless Bath does not believe the offer represents fair and proper compensation for release of such obligation. In that event, the matter will be escalated for consideration and discussion by the Chief Executive Officer of Propanc (or his nominee) and the Vice Chancellor of Bath (or her nominee). If, after 90 days following such discussions, agreement is still not reached as to the fair and proper value of a Buy-out Payment, the Parties agree to submit the matter for determination to an independent expert in accordance with Schedule 2.

6.11	Records

6.11.1	Propanc shall keep at its normal place of business detailed and up to date records and accounts showing

6.11.1.1	the quantity, description and value of Licensed Products sold by it and any Affiliate of it and Licensee Payments; and

6.11.1.2	full details of Licensee Net Revenue for each Licensee, on a country by country basis;

in each case being sufficient to ascertain the Royalties and Additional Sums due under this Agreement.

6.11.2	Propanc shall make such records and accounts available, on reasonable notice, for inspection during business hours by an independent chartered accountant nominated by Bath for the purpose of verifying the accuracy of any statement or report given by Propanc to Bath under this clause 6. The accountant shall be required to keep confidential all information learnt during any such inspection, and to disclose to Bath only such details as may be necessary to report on the accuracy of Propanc’s statement or report. Bath shall be responsible for the accountant’s charges unless the accountant certifies that there is an inaccuracy of more than five (5) per cent in any statement or report, in which case Propanc shall pay his charges in respect of that inspection.

6.11.3	Propanc shall ensure that each Affiliate of it and each other Licensee maintains full and accurate records of all of its Licensee Net Revenue sufficient to ascertain Bath’s entitlement to payment in respect thereof and that Propanc and Bath have the same rights of inspection as those set out in this Clause 6.11 in respect of any Affiliate of Propanc or other Licensee.

6.11.4	Within 30 days of the execution of any Licence Agreement, Propanc shall provide Bath a true and complete copy of it.

6.12	If the UK participates in economic and monetary union in accordance with Article 109j of the Treaty of Rome (as amended), then:

6.12.1	any amount expressed to be payable under this Agreement in pounds sterling shall be made in euros; and

6.12.2	any amount so required to be paid in euros shall be converted from pounds sterling at the rate stipulated pursuant to Article 109(4) of the Treaty.

7.	COMMERCIALISATION

7.1	Propanc shall use all reasonable endeavours to develop and commercially exploit the Patents for the mutual benefit of Bath and Propanc to the maximum extent throughout the Territory in the Field and in each Additional Field and to obtain, maintain and/or renew any licenses or authorisations which are necessary to enable such development and commercial exploitation. Without prejudice to the generality of the foregoing, Propanc shall comply with all relevant regulatory requirements in respect of its sponsoring and/or performing clinical trials in man involving the administration of a product or materials within a claim of the Patents.

7.1A	Notwithstanding any contributions that Bath may provide in connection with the development and commercialisation activities in respect of exploitation of the Patents (including development of Licensed Products), it shall be Propanc who is solely responsible for such development and commercialisation.

7.2	The Parties acknowledge that a sequential approach to commercialisation may be appropriate from a technology validation and resources perspective.

7.3	Propanc shall provide to Bath at the end of every six monthly period from the Commencement Date written reports providing full details as to progress on development and commercialisation of the Patents (including the progress and outcomes of clinical trials relating to the same).

7.4	If Bath considers at any time during the period of this Agreement that Propanc has failed to use all reasonable endeavours to develop and commercially exploit the Patents in the Field and/or any Additional Field, subject to clause 14.9.2 Bath shall be entitled to refer to an independent expert the following questions:

7.3.1	whether Propanc has used all reasonable endeavours; and if not;

7.3.2	what specific action Propanc should have taken (‘Specific Action’) in order to have used all reasonable endeavours.

The independent expert shall be appointed in accordance with the provisions of Schedule 2

7.5	If the expert determines that Propanc has failed to comply with its obligations under this Clause 7, and if Propanc fails to take the Specific Action within 6 months of the expert giving his decision in accordance with Schedule 2, Bath shall be entitled to give written notice to Propanc that it wishes to commercialise the Patents, subject to and in accordance with the following provisions of this clause 7.

7.6	In the event that Propanc has failed to use all reasonable endeavours to develop and commercially exploit the Patents in the Field and in all Additional Fields and Bath provides written notice pursuant to clause 7.5, the exclusive commercialisation rights granted by Bath to Propanc pursuant to clause 4.1 shall terminate forthwith and the entire right title and interest in and to the Patents shall revert solely to Bath without charge (including that Bath shall have no obligations to reimburse any historic costs associated with the Patents) and Bath shall have the exclusive right to commercialise the Patents in the Territory and in any field of use. At Bath’s request, Propanc shall do and procure the doing of all acts, deeds and other things necessary to give effect to the foregoing. For the avoidance of doubt, upon assignment of the Patents to Bath as afore-mentioned, Bath shall be solely responsible for patenting costs in respect of the Patents incurred after the date of assignment.

7.7	In the event that Propanc has failed to use all reasonable endeavours to develop and commercially exploit the Patents in a component of the Field and/or in an Additional Field (either being an “Uncommercialised Field”), but has used reasonable endeavours to develop and commercially exploit the Patents in at least another component of the Field or any Additional Field (as the case may be) and Bath provides notice pursuant to clause 7.5, the exclusive rights granted to Propanc pursuant to clause 4.1 shall terminate in respect of each Uncommercialised Field and Propanc shall grant Bath exclusive rights to commercialise Propanc’s rights in the Patents in each Uncommercialised Field.

7.8	In the event that Bath obtains commercialisation rights in respect of the Patents pursuant to clause 7.6 or 7.7 above, Propanc shall be entitled to a reasonable share of Bath Net Revenues based upon Propanc’s contributions to the Technology and also reflecting the costs of patenting (past and future) and further development costs. The Parties will promptly initiate and undertake negotiations in good faith in respect of determining Propanc’s entitlement share of Bath Net Revenues and other related terms of that revenue sharing arrangement. If the Parties fail to agree Propanc’s share of Bath Net Revenue within 90 days of initiation of the negotiations, they may mutually agree to continue to negotiate or subject to clause 14.9.2 may refer the matter to an independent expert in accordance with Schedule 2.

8.	INFRINGEMENT OF THE PATENTS

8.1	Each Party shall inform the other Party promptly if it becomes aware of any infringement or potential infringement of any of the Patents, and the Parties shall consult with each other to decide the best way to respond to such infringement.

8.2	Propanc shall be entitled to take action against the third party at its sole expense, subject to the following provisions of this Clause 8.

8.3	Before starting any legal action under Clause 8.2, Propanc shall consult with Bath as to the advisability of the action or settlement, its effect on the good name of Bath, the public interest and how the action should be conducted.

8.4	Propanc shall reimburse Bath for any reasonable expenses incurred in assisting it in such action. Propanc shall pay Bath royalties, in accordance with Clause 6, on any damages received from such action as if the amount of such damages, after deduction of both Parties reasonable expenses in relation to the action, were Net Revenues.

8.5	Bath shall agree to be joined in any suit to enforce such rights subject to being indemnified and secured in a reasonable manner as to any costs, damages, expenses or other liability and shall have the right to be separately represented by its own counsel at its own expense.

8.6	If, within 6 (six) months of Propanc first becoming aware of any potential infringement of the Patents, Propanc is unsuccessful in persuading the alleged infringer to desist or fails to initiate an infringement action, Bath shall have the right, at its sole discretion, to prosecute such infringement under its sole control and at is sole expense, and any damages or other payments recovered shall belong solely to Bath. Propanc shall agree to be joined in any suit to enforce such rights subject to being indemnified and secured in a reasonable manner as to any costs, damages, expenses or other liability and shall have the right to be separately represented by its own counsel at its own expense.

8.7	Notwithstanding the above, in the event that the entire right title and interest in and to the Patents is assigned to Bath pursuant to clause 7.6, Bath shall have the sole entitlement (but not obligation) to take action against the third party at its sole expense. Bath shall pay Propanc royalties, in accordance with Clause 7.8, on any damages received from such action as if the amount of such damages, after deduction of both Parties reasonable expenses in relation to the action, were Bath Net Revenues.

9.	INFRINGEMENT OF THIRD PARTY RIGHTS

9.1	If any warning letter or other notice of infringement is received by a Party, or legal suit or other action is brought against a Party, alleging infringement of third party rights in the manufacture, use, importation or sale of any Licensed Product or use of any Patents, that Party shall promptly provide full details to the other Party, and the Parties shall discuss the best way to respond.

9.2	Propanc shall have the right but not the obligation to defend such suit and shall have the right but not the obligation to settle with such third party to the extent it relates to its commercialisation (including without limit licensing) of any of the Patents, provided that if any action or proposed settlement involves the making of any statement, express or implied, concerning the validity of any Patent, the consent of Bath must be obtained before taking such action or making such settlement, such consent not to be unreasonably withheld.

10.	WARRANTIES

10.1	Bath warrants and represents that:

10.1.1	it will procure the assignment to it of all of the Bath Inventor’s right, title and interest in and to any and all Patents and provide copies of each assignment to Propanc; and

10.1.2	so far as it is aware (but without having made any specific enquiry) no person employed, contracted or otherwise engaged by Bath other than the Bath Inventor is an inventor in respect of the Original Research IP;

10.1.3	Bath has not granted any licences or other rights to any third party in respect of the Technology or the Patents.

10.2	Propanc warrants and represents that:

10.2.1	it will procure the assignment to it of all of the Propanc Inventor’s right, title and interest in and to any and all Patents and provide copies of each assignment to Bath;

10.2.2	so far as it is aware (but without having made any specific enquiry) no person employed, contracted or otherwise engaged by Propanc other than the Propanc Inventor is an inventor in respect of the Patents.

11.	LIMITATION OF LIABILITY

11.1	Each of Propanc and Bath acknowledges that, in entering into this Agreement, it does not do so in reliance on any representation, warranty or other provision except as expressly provided in this Agreement, and any conditions, warranties or other terms implied by statute or common law are excluded from this Agreement to the fullest extent permitted by law.

11.2	Without limiting the scope of clause 11.1, Bath does not give any warranty, representation or undertaking:

(a)	as to the efficacy or usefulness of the Patents or the Technology; or
(b)	that any of the Patents is or will be valid or subsisting or (in the case of an application) will proceed to grant; or
(c)	that the Technology is patentable;
(d)	that the use of any of the Patents (or the Technology) or any advice or information given by it or any of its employees or students in connection therewith, the manufacture, sale or use of the Licensed Products or the exercise of any of the rights granted under this Agreement will not infringe any other intellectual property or other rights of any other person.

11.3	Propanc expressly acknowledges that Bath has not performed any searches or investigations into the existence of any third party rights that may affect any of the Patents.

11.4	Except as expressly stated in this clause 11, the liability of Bath, the Bath Inventor and any other employees or students of Bath to Propanc for any breach of this Agreement, any negligence or arising in any other way out of the subject matter of this Agreement or the Patents will not extend to any indirect damages or losses, any loss of profits, loss of revenue, loss of data, loss of contracts or opportunity, whether direct or indirect, even if Propanc has advised them of the possibility of those losses, or such losses were within their contemplation.

11.5	The exclusions in this Clause 11 shall apply to the fullest extent permissible at law, but Bath does not exclude liability for death or personal injury caused by the negligence of Bath, its officers, employees, contractors or agents, for fraud or wilful default, breach of the obligations implied by section 12 Sale of Goods Act 1979 or section 2 Supply of Goods and Services Act 1982, or any other liability which may not be excluded by law.

11.6	Propanc will indemnify Bath, the Bath Inventor and any other employee or student of Bath (“the Indemnitees”), and keep them fully and effectively indemnified, against each and every claim made against the Indemnitees by a third party which relate to Propanc’s commercialisation (including without limit licensing) of any of the Patents (or any invention therein) provided that Bath in connection therewith shall (and shall procure that the other relevant Indemnitees shall):

11.6.1	promptly notify Propanc of the details of any claim or potential claim to which the indemnity in this Clause 11.6 may apply (the “Claim”);

11.6.2	not make any admission, compromise, settlement or discharge in relation to the relevant Claim;

11.6.3	allow Propanc to have the conduct of the defence or settlement of the relevant Claim; and

11.6.4	give Propanc all reasonable assistance (at Propanc’s expense) in its dealing with such Claim.

The indemnity in this clause will not apply to the extent that any Claim shall have arisen as a result of the respective Indemnitee’s negligent act or omission, reckless or intentional misconduct or deliberate breach of this Agreement.

12.	TERMINATION

12.1.	Without prejudice to any other right or remedy, either Party may terminate this Agreement at any time by notice in writing to the other Party (‘Other Party’), such notice to take effect as specified in the notice:

(a)	if the Other Party is in breach of this Agreement and, in the case of a breach capable of remedy within 90 days, the breach is not remedied within 90 days of the Other Party receiving notice specifying the breach and requiring its remedy; or

(b)	if the Other Party becomes insolvent, or if an order is made or a resolution is passed for the winding up of the Other Party (other than voluntarily for the purpose of solvent amalgamation or reconstruction), or if an administrator, administrative receiver or receiver is appointed in respect of the whole or any part of the Other Party’s assets or business, or if the Other Party makes any composition with its creditors or takes or suffers any similar or analogous action in consequence of debt.

13.	CONSEQUENCES OF TERMINATION

13.1	Upon early termination of this Agreement for any reason:

(a)	each Party shall be entitled to exploit its right title and interest in and to the Patents subject to and in accordance with the patent laws of the relevant territory in which it wishes to so exploit so far and for as long as any of the Patents remains in force save that an Other Party (as defined above) shall not be entitled to exploit in any territory. Notwithstanding the foregoing, any Licence Agreement entered into prior to the date of termination of this Agreement shall not be required to be terminated and shall continue in effect subject to and in accordance with its terms;

(d)	subject as provided in this clauses 13.1 and 13.2, neither Party shall be under any further obligation to the other.

13.2	Upon expiry or termination of this Agreement for any reason the provisions of Clauses 1, 5, 6 (in respect of confidentiality and payments due prior to termination or due in respect of Licence Agreements entered into prior to the date of termination), 11, 13 to 17 (inclusive) shall remain in force. Termination of this Agreement shall be without prejudice to any accrued rights.

14.	GENERAL

14.1	Force majeure

Neither Party shall have any liability or be deemed to be in breach of this Agreement for any delays or failures in performance of this Agreement which result from circumstances beyond the reasonable control of that Party, including without limitation labour disputes involving that Party. The Party affected by such circumstances shall promptly notify the other Party in writing when such circumstances cause a delay or failure in performance and when they cease to do so.

14.2	Amendment

This Agreement may only be amended in writing signed by duly authorised representatives of Bath and Propanc.

14.3	Assignment and third party rights

14.3.1	Subject to Clause 14.3.2 below, neither Party shall assign, mortgage, charge or otherwise transfer any rights or obligations under this Agreement, nor its interest in any of the Patents or rights under the Patents, without the prior written consent of the other Party (such consent not to be unreasonably withheld).

14.3.2	Either Party may assign all its rights and obligations under this Agreement together with its rights in the Patents to any company to which it transfers all or substantially all of its assets or business, PROVIDED that the assignee undertakes to the other Party to be bound by and perform the obligations of the assignor under this Agreement. However a Party shall not have such a right to assign this Agreement if it is insolvent or any other circumstance described in Clause 12.1(b) applies to it. In addition, Bath shall have the right to assign any of its rights and obligations under this Agreement together with its rights in the Patents to a separate company established by it to carry out the technology transfer activities of Bath provided that such assignee undertakes to Propanc to be bound by and perform the obligations of Bath under this Agreement.

14.4	Waiver

No failure or delay on the part of either Party to exercise any right or remedy under this Agreement shall be construed or operate as a waiver thereof, nor shall any single or partial exercise of any right or remedy preclude the further exercise of such right or remedy.

14.5	Invalid clause

If any provision or part of this Agreement is held to be invalid, amendments to this Agreement may be made by the addition or deletion of wording as appropriate to remove the invalid part or provision but otherwise retain the provision and the other provisions of this Agreement to the maximum extent permissible under applicable law.

14.6	No agency

Neither Party shall act or describe itself as the agent of the other, nor shall it make or represent that it has authority to make any commitments on the other’s behalf.

14.7	Interpretation

In this Agreement:

14.7.1	the headings are used for convenience only and shall not affect its interpretation;

14.7.2	references to persons shall include incorporated and unincorporated persons; references to the singular include the plural and vice versa; and references to one gender includes a reference to them all;

14.7.3	references to Clauses and Schedules mean clauses of, and schedules to, this Agreement;

14.7.4	references to the grant of ‘exclusive’ rights shall mean (subject to the express caveats specified in this Agreement) that the person granting the rights shall neither grant the same rights (in the same field and Territory) to any other person, nor exercise those rights directly to the extent that and for as long as the Licensed Products are within Valid Claims; and

14.7.5	where the word “including” is used, it shall be understood as meaning “including without limitation”.

14.8	Notices

14.8.1	Any notice to be given under this Agreement shall be in writing and shall be sent by air mail, or by fax (confirmed by air mail) to the address of the relevant Party set out at the head of this Agreement, or to the relevant fax number set out below, or such other address or fax number as that Party may from time to time notify to the other Party in accordance with this clause 14.8. The fax numbers of the Parties are as follows: Bath +44 (0)1225 385417; Propanc +61 (0)3 9813 5068. Any notice to Bath shall be marked for the attention of Head of IP & Legal Services.

14.8.2	Notices sent as above shall be deemed to have been received ten working days after the date of posting (in the case of air mail), or on the next working day after transmission (in the case of fax messages, but only if a transmission report is generated by the sender’s fax machine recording a message from the recipient’s fax machine, confirming that the fax was sent to the number indicated above and confirming that all pages were successfully transmitted).

14.9	Dispute Resolution and Law and Jurisdiction

14.9.1	The validity, construction and performance of this Agreement shall be governed by English law and, subject to clause 14.9.2, shall be subject to the exclusive jurisdiction of the English courts to which the Parties hereby submit, except that a Party may seek an interim injunction in any court of competent jurisdiction

14.9.2	Save in respect of seeking an interim injunction in any court of competent jurisdiction, if the Parties are unable to reach agreement on any issue concerning this Agreement (including without limit those issues where this Agreement expressly contemplates referral to an independent expert) they will first escalate the issue by referring it, in the case of Bath, to the Vice-Chancellor (or her nominee) and, in the case of Propanc, to the Chief Executive Officer (or his nominee) in an attempt to resolve the issue. If the matter is not resolved within fourteen (14) days of such escalation, either Party may (i) refer the matter to an independent expert in accordance with Schedule 2 though only in cases where this Agreement expressly contemplates the same; or (ii) bring proceedings in accordance with clause 14.9.1 though only in cases where independent expert referral is not expressly contemplated by this Agreement. However, clause 6.10 shall be an exception to the aforementioned time-frames and the timeframes stated in clause 6.10 shall prevail in respect of such clause.

14.9.3	For the avoidance of doubt, either party may commence proceedings in accordance with clause 14.9.1 if, after referral to an independent expert that expert’s decision is not final and binding pursuant to paragraph 6 of Schedule 2.

14.10	Further action

Each Party agrees to execute, acknowledge and deliver such further instruments, and do all further similar acts, as may be necessary or appropriate to carry out the purposes and intent of this Agreement.

14.11	Announcements

Neither Party shall make any press or other public announcement concerning any aspect of this Agreement, or make any use of the name of the other Party in connection with or in consequence of this Agreement, without the prior written consent of the other Party save that Propanc shall have the right to use the name of Bath within the context of a Licence Agreement and in discussions with potential investors and similarly Bath shall have the right to use the name of Propanc within the context of any licence of the Patents to a third party granted by Bath pursuant to its exercise of the rights granted to it pursuant to clause 7.7.

14.12	Entire agreement

This Agreement, including its Schedules, sets out the entire agreement between the Parties relating to its subject matter and supersedes all prior oral or written agreements, arrangements or understandings between them relating to such subject matter. The Parties acknowledge that they are not relying on any representation, agreement, term or condition which is not set out in this Agreement. Notwithstanding the foregoing, all terms and conditions of the contract made between the Parties on 18th July 2008 in respect of the Original Research shall survive unaltered save to the extent expressly or by necessary implication varied or superseded by this Agreement.

15.	Third parties

Except for the rights of the Bath Inventor and other Bath employees and students as provided for at Clause 11.4 and 11.6, this Agreement does not create any right enforceable by any person who is not a party to it (‘Third Party’) under the Contracts (Rights of Third Parties) Act 1999, but this clause does not affect any right or remedy of a Third Party which exists or is available apart from that Act.

16.	Non-use of names and marking of Licensed Products

Propanc shall not use, and shall ensure that its Affiliates and other Licensees do not use, the name, any adaptation of the name, any logo, trademark or other devise of Bath, nor of the Bath Inventors in any advertising, promotional or sales materials without prior written consent obtained from Bath in each case.

17.	Insurance

17.1	Without limiting its liabilities under Clause 11, Propanc shall take out with a reputable insurance company and maintain liability insurance cover in accordance with the following stipulations:

17.1.1	Insurance against all injury to persons (including death) arising out of or in connection with sales or other supply of Licensed Products by Propanc or any Affiliate of Propanc to be taken out prior to first clinical trial by Propanc or any Affiliate of Propanc of any Licensed Product and maintained during the remaining term of this Agreement and for a minimum of six years thereafter; and

17.1.2	Insurance against all loss arising out of or in connection with the infringement or alleged infringement of any third party’s intellectual property right by the use by Propanc or any Affiliate of Propanc of the Patents or their selling, supplying or putting into use in the market any Licensed Products or otherwise dealing with the Patents, such insurance to be taken out prior to first clinical trial by Propanc and maintained for the full term of this Agreement.

Provided that applicable laws allow, such insurances may be limited in respect of one claim provided that such limit must be at least AUD$5 million.

AGREED by the Parties through their authorised signatories:
For and on behalf of University of Bath	For and on behalf of Propanc Pty Ltd

signed	signed

Schedule 1

Description of Original Research Project

Research Scope

Propanc Pty Ltd has established an alliance with University of Bath to undertake additional research into proenzyme technology and its role as an effective anti - cancer agent. Our objectives for this project are:

●	To elucidate the cellular and molecular mechanisms underlying the potential clinical application of the proprietary preparation known as ‘Propanc’.

●	To investigate different types of proenzymes available as an effective cancer therapy in a comparative assessment against our current formulation.

This will strengthen the patentability of our invention and help identify additional drug candidates to support our development pipeline.

The research will incorporate the use of at least four different cell lines in these studies:

1.	Human PANC-1s, a human ductal carcinoma cell line.
2.	Oesophageal cancer lines (both squamous cell carcinoma (e.g. KYSE-30) and adenocarcinoma (OE33)).
3.	Caco2 colorectal cancer cell line.
4.	AR42J-B13 cells were isolated from rats treated with a carcinogen (re-implantation of these cells induces tumour genesis). The cells have pancreatic progenitor stem cell properties

This list is not exhaustive and a more extensive list of cell lines is available in the lab if required.

1. Expression of enterokinase:

Since proteolysis is presumably the predominant site of action of proenzyme therapy we will investigate the expression of enterokinase(s) in tumour cell lines. We will design primers for species-specific (e.g. human, rat) enterokinase, extract RNA from the tumour cell lines available, produce cDNA and then perform PCR. Tumour cell lines may be selected based on their known high level expression of enterokinase. In this way we could potentially ‘select’ tumour targets for investigation. If this is considered to be an important approach we will have to factor in the time it takes to grow the cell lines (if the information cannot be gleamed from the literature), isolate the RNA and perform the PCR analysis.

Experiments outlined below will be repeated at least three times and where applicable, statistical analysis performed to demonstrate significance. Specifically, we will assess the potential of a placebo (carrier) versus the Propanc preparation (in the absence and presence of serum (or possibly different serum concentrations, different formulations, at different dilutions and multiple additions versus single exposure) to regulate (in cell lines selected based on enterokinase expression).

2. Toxicity Screening:

This will test whether the placebo or Propanc can induce a toxic response in rapidly dividing cancer cells described above compared to freshly, isolated and cultured ‘normal’ non-dividing cells (e.g. hepatocytes). Toxicity will be assessed by a commercial Live/Dead cell assay. Live cells are distinguished by the presence of ubiquitous intracellular esterase activity, determined by the enzymatic conversion of the nonfluorescent cell-permeant calcein AM to the intensely fluorescent calcein. The calcein is retained within live cells, producing an intense uniform green fluorescence. Ethidium homodimer (EthD-1) enters cells with damaged membranes and binds to nucleic acids, thereby producing a bright red fluorescence in dead cells. EthD-1 is excluded by the intact plasma membrane of live cells.

3. Cell growth:

This is perhaps one of the key experiments to be addressed. Placebo or Propanc compound(s) will be added to the cell lines and we will examine whether the cell lines continue to grow. Assuming there is an inhibition of growth in any of the cell lines (i.e. Propanc may be cell line (and therefore cancer type dependent), the absence or presence of different cell cycle markers will be looked at to determine where the compound is acting (e.g. general DAPI staining for total number of cells, we also have a variety of antibodies that recognise proteins present at different stage of the cell cycle (e.g. PH3 and cyclin D). We can also obtain accurate counts of cells by FACS analysis at the start and end of the treatment period (this will be based on preliminary screening experiments to determine efficacy). This FACS approach would provide a quantitative description of any changes in cell numbers.

4. Cell morphology:

The time course of changes in cellular morphology by light microscopy following exposure to the placebo or Propanc compounds will be examined. If Propanc induces a change in morphology this might be indicative of a change in the expression of integrins (integrins are ‘receptors’ found on cell membranes that bind the extracellular matrix and bring about changes in cell shape (cytoskeleton), cell mobility and cell cycle). The expression of markers of epithelial cell-cell contacts (E-cadherin, beta-catenin) can also be investigated. This approach might be crucial to understanding how the drugs cross the epithelial barrier in the rectum. To address this question in more detail, it is likely that a model for transport across a single epithelial cell layer will need to be developed in the long term.

5. Molecular and cellular mechanisms:

If any of the experiments described above produce encouraging results then we will need to determine the specific molecular and cellular mechanisms underlying Propanc action. This is important for strengthening IP and in the potential development of new products. Approaches to addressing the molecular and cellular events include looking for changes in the expression (at the mRNA and protein levels) of key cancer gene targets (an initial review of the literature will be necessary to determine what is known about the molecular mechanisms are for a particular cancers). However, potential targets include: NFkB (suggestion from JK) and beta-catenin.

Schedule 2 – Appointment of Expert

1.	Pursuant to Clause 6.4, 6.5, 6.6, 6.10, 7.4 and 7.8 the relevant Party may serve notice on the other (“Referral Notice”) that it wishes to refer to an expert (the “Expert”) the issue(s) specified in such Clause.

2.	The Parties shall agree the identity of a single, independent, impartial expert to determine such questions. In the absence of such agreement within 30 days of the Referral Notice, the questions shall be referred to an expert appointed by the President of the Law Society of England and Wales.

3.	60 days after the giving of a Referral Notice, both Parties shall exchange simultaneously statements of case of not more than 10,000 words, in total, and each Party shall simultaneously send a copy of its statement of case to the Expert.

4.	Each Party may, within 30 days of the date of exchange of statements of case pursuant to paragraph 3 above, serve a reply to the other side’s statement of case of not more than 10,000 words. A copy of any such reply shall be simultaneously sent to the Expert.

5.	The Expert shall make his decision on the said questions on the basis of written statements and supporting documentation only and there shall be no oral hearing. The Expert shall issue his decision in writing within 30 days of the date of service of the last reply pursuant to paragraph 4 above or, in the absence of receipt of any replies, within 60 days of the date of exchange pursuant to paragraph 3 above.

6.	The Expert’s decision shall be final and binding on the Parties save in the event of manifest error or fraud, partiality or material failure to follow his terms of reference. In the event that any of the aforementioned events occur, either Party may bring proceedings in accordance with clause 14.9.1 of the Agreement.

7.	The Expert’s charges shall be borne equally by the Parties.